EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
$ in thousands except per share data	2017	2016 Restated (1)	2017	2016 Restated (1)
Net loss(1)	$(944)	$(893)	$(2,179)	$(819)

Weighted average common shares outstanding - basic	3,698,020	3,697,220	3,697,753	3,696,968
Weighted average common shares outstanding - diluted	3,698,020	3,697,220	3,697,753	3,696,968

Basic loss per common share (1)	$(0.26)	$(0.24)	$(0.59)	$(0.22)
Diluted loss per common share (1)	$(0.26)	$(0.24)	$(0.59)	$(0.22)
(1) December 31, 2016 balances have been restated from previously reported results to correct for material and certain other errors from prior periods. Refer to Note 1 for further detail.